Via Edgar

October 29, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: John Reynolds

Re:	Form S-1, Amendment 3, Filed October 1, 2009 File: 333-1587321

Dear Mr. Reynolds:

Please be informed that the undersigned has received and read your letter dated October 27, 2009, regarding the Company’s Registration Statement on Form S-1 (“Amendment No. 3”) as filed with the Securities and Exchange Commission (“Commission”) on October 1, 2009.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 4 to Form S-1 (“Amendment No. 4”) which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond to the headings and order of the paragraphs in your letter.

Facing Page of the Registration Statement

1.	Please revise to check the box to indicate that your offering is being conducted pursuant to Rule 415.

Response: Please note the registration statement has been revised to reflect that the offering is being conducted pursuant to Rule 415.

Use of Proceeds, page 16

2.

We note your response to comment 8 and the changes you have made to the Use of Proceeds section. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate.

Response: Please note the registration statement has been revised in response to this comment.

Exhibits

3.

We note your response to comment 17. As previously noted, counsel is required to opine of the legality of the securities under the law of the state in which the registrant is incorporated. Please revise accordingly. Additionally, it is necessary to re-date the legality opinion and revise the description of exhibits as appropriate.

Response: Please note that the legality opinion of Mirman Law Group has been revised to specifically state that counsel has opined on Florida law and that the securities, when properly issued, will be legally issued under Florida law. Additionally, the date on counsel’s letter, and references thereto in the registration statement, have been updated.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated October 27, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated.

Sincerely,

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-1/A
                                 AMENDMENT NO. 4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             KIDS GERM DEFENSE CORP.
                         ------------------------------
                 (Name of Small Business Issuer in its Charter)

           Florida                           2380                  26-4090511
----------------------------    ----------------------------   -----------------
(State or Other Jurisdiction    (Primary Standard Industrial     (IRS Employer
      of Organization)              Classification Code)       Identification #)

         KIDS GERM DEFENSE CORP.                       Mark Nicholas
            6279 Buckingham St                       6279 Buckingham St.
            Sarasota, FL 34238                       Sarasota, FL 34238
               941-650-3850                             941-650-3850
      ------------------------------           ----------------------------
        (Address and telephone of              (Name, address and telephone
      registrant's executive office)           number of agent for service)

Approximate date of proposed sale to the public: After this registration statement becomes effective

If the securities being registered herein will be sold by the security shareholders on a delayed or continuous basis pursuant to Rule 415 of the
Securities Act of 1933 please check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer [ ]            Accelerated filer         [ ]
Non-accelerated filer   [ ]            Smaller reporting company [X]

results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in this "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations, which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Increases in the cost of our products, or in our general or administrative expenses, or the occurrence of extraordinary events, could cause actual results to vary materially from the results contemplated by these forward-looking statements.

With the exception of fixed costs, the amount spent by the Company for any specific purpose may vary and will depend on a number of factors. Fixed costs consist of the fees associated with this offering. Management decisions, relating to non-fixed costs, such as product development, sales and marketing, and administrative costs may vary, they are subjective in many respects and subject to periodic revisions in order to reflect actual business conditions and developments. The impact of such conditions and developments could lead us to alter our marketing, capital investment or other expenditures and may adversely affect the results of our operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

                                 USE OF PROCEEDS

Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.01. The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by the Company.

The Company reserves the right to change the use of proceeds as a result of certain contingencies. Accordingly, if offering expenses or administrative expenses are greater than the amounts allocated under "Use of Proceeds", the company may reduce money spent on product development or sales and marketing.

USE OF PROCEEDS TABLE

                                       IF 25% OF     IF 50% OF     IF 75% OF    IF 100% OF
                                      SHARES SOLD   SHARES SOLD   SHARES SOLD   SHARES SOLD
                                      -----------   -----------   -----------   -----------

  GROSS PROCEEDS FROM THIS OFFERING   $     7,500   $    15,000   $    22,500   $    30,000
            LESS: OFFERING EXPENSES   ===========   ===========   ===========   ===========
                    Accounting fees         2,000         2,000         2,000         2,000
                         Legal fees         1,500         1,500         1,500         1,500
                           Printing           300           300           300           300
                     Transfer Agent         1,200         1,200         1,200         1,200
                              TOTAL   $     5,000   $     5,000   $     5,000   $     5,000

          LESS: PRODUCT DEVELOPMENT   $     1,250   $     6,000   $    10,250   $    15,000

            LESS: SALES & MARKETING   $       750   $     3,000   $     5,250   $     7,000
Website/Hosting/Online advertising:

      LESS: ADMINISTRATION EXPENSES   $       500   $     1,000   $     2,000   $     3,000
       Office supplies, Stationary,
                Telephone, Internet
                                      ===========   ===========   ===========   ===========
                             TOTALS   $     7,500   $    15,000   $    22,500   $    30,000

                                     - 16 -

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The registrant will pay for all expenses incurred by this offering. Whether or not all of the offered shares are sold, these expenses are estimated as follows:

Securities and Exchange Commission registration fee ............      $     3.14
Federal Taxes ..................................................      $        0
State Taxes and Fees ...........................................      $        0
Listing Fees ...................................................      $        0
Printing Fees ..................................................      $   300.00
Transfer Agent Fees ............................................      $ 1,200.00
Accounting fees and expenses ...................................      $ 2,000.00
Legal fees and expenses ........................................      $ 1,500.00
                                                                      ----------
TOTAL ..........................................................      $ 5,000.14
                                                                      ==========

RECENT SALES OF UNREGISTERED SECURITIES

(a) Prior sales of common shares

KGDC is authorized to issue up to 100,000,000 shares of common stock with a par value of $0.0001.

There have been no sales of unregistered securities which would be required to be disclosed pursuant to Item 701 of Regulation S-K, except for the following:

In January 2009, the Company issued 9,000,000 shares to Mark Nicholas, the
Company's founder, in exchange for cash of $6,000. The Company relied upon
Section 4(2) of the Securities Act, which exempts from registration
"transactions by an issuer not involving any public offering." The securities offered to Mr. Nicholas in January 2009 were not offered publicly, and the shares were only issued to Mr. Nicholas in connection with the founding of the company.

KGDC is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the common shares.

                                    EXHIBITS

The following exhibits are filed as part of this registration statement, pursuant to Item 601 of Regulation K. All exhibits have been previously filed unless otherwise noted.

EXHIBIT NO.   DOCUMENT DESCRIPTION
-----------   --------------------

3.1           Amended and Restated Articles of Incorporation of Kids Germ
              Defense Corp.*

3.2           Bylaws of Kids Germ Defense Corp.*

4.1           Specimen Stock Certificate of Kids Germ Defense Corp.*

5.1           Opinion of Counsel.**

14.1          Code of Ethics *

                                      II-1

23.1          Consent of Accountants.**

23.2          Consent of Counsel (included in Exhibit 5.1).**

99.1          Subscription Agreement of Kids Germ Defense Corp.**

______________
*  Previously filed
** Filed herewith

(B) DESCRIPTION OF EXHIBITS

EXHIBIT 3.1

Amended and Restated Articles of Incorporation of Kids Germ Defense Corp., Inc.
dated January 16, 2009 and approved January 16, 2009.

EXHIBIT 3.2

Bylaws of Kids Germ Defense Corp., approved and adopted on January 16, 2009.

EXHIBIT 4.1

Specimen Stock Certificate of Kids Germ Defense Corp.

EXHIBIT 5.1

Opinion of Daniel Mirman, Mirman Law Office dated October 28, 2009.

EXHIBIT 14.1

Code of Ethics

EXHIBIT 23.1

Consent of Accountants, regarding the use in this Registration Statement of their auditors' report on the financial statements of Kids Germ Defense Corp.
for the period ending March 31, 2009.

EXHIBIT 23.2

Consent of Counsel (included in Exhibit 5.1).

EXHIBIT 99.1

Subscription Agreement of Kids Germ Defense Corp.

                                      II-2

                                                           EXHIBITS 5.1 AND 23.2

                                MIRMAN LAW OFFICE
                            attorneys and counselors
                        18 west 21st Street, Fifth Floor
                               New York, NY 10010

                            Telephone: 1-212-542-0540

                                                     October 28, 2009

RE: REGISTRATION STATEMENT ON FORM S-1 OF KIDS GERM DEFENSE CORP.

Ladies and Gentlemen:

      We have been engaged by Kids Germ Defense Corp., a Florida corporation, in connection with its registration statement on Form S-1 (the "Registration
Statement") to be filed with the Securities and Exchange Commission and relating to the registration of 3,000,000 shares of Common Stock, par value $.0001
(hereinafter, the "registerable securities"). This opinion is being furnished at the request of the corporation and in accordance with the requirements of Item
601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended. This opinion opines on the legality of the securities under Florida law, the state wherein Registrant is incorporated.

      In order to provide this opinion, we have examined and relied upon original, certified, conformed, Photostat or other copies of the following documents:

   *  The Amended and Restated Articles of Incorporation ("Articles of
      Incorporation") and the Bylaws as presently in effect ("Bylaws") of the company, filed as exhibits 3.1.1 and 3.2, respectively, to the
      Registration Statement;

   *  Records of the corporate proceedings taken to date with respect to the authorization and issuance of the registerable securities;

   *  The Registration Statement and the exhibits attached thereto solely as they pertain to the registerable securities;

   *  Applicable provisions of the statutes of the State of Florida, the corporate laws of the State of Florida, all applicable provisions of
      Florida Constitution and reported and published judicial and administrative interpretations thereof, and;

   *  Such other documents and matters of law as we have deemed necessary for the expression of this opinion.

      In all of our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as original documents, and the conformity to originals or certified documents of all copies submitted to us as conformed, Photostat, or other copies. In passing upon certain corporate records and documents of the Company, we have necessarily assumed the correctness of the statements made or included therein by the
Company, and we express no opinion thereon. As to the various questions of fact material to this opinion, we have relied, to the extent we deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company, and upon documents, records and instruments furnished to us by the
Company, without independently checking or verifying the accuracy of such documents, records, and instruments.

                                      - 1 -

      Based upon and subject to the foregoing, we are of the opinion that the registerable securities, when issued in accordance with their terms and upon receipt by the Company of the agreed upon consideration therefor, will be legally issued under Florida law, fully paid and non-assessable.

This opinion opines upon Florida law, including the Florida Statutes, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration
Statement and to the references to our firm under the caption "Legal Matters" in the Registration Statement, provided that such consent shall not constitute an admission that we are an "Expert" within the meaning of the Securities Act of
1933, as amended.

                                        Sincerely,

                                        /s/ Daniel Mirman
                                        Daniel Mirman
                                        Mirman Law Office

                                      - 2 -